UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

Jason DeZwirek

2300 Yonge Street, Suite 1710

Toronto, Ontario, Canada M4P 1E4

Phone: (416) 593-6543

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125141 10-1

1	Name of reporting persons Jason DeZwirek
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canadian citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,361,770
	8	Shared voting power 2,824,736(1)
	9	Sole dispositive power 1,361,770
	10	Shared dispositive power 2,824,736(1)
11	Aggregate amount beneficially owned by each reporting person 4,186,506(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.9%(2)
14	Type of reporting person (see instructions) IN

(1)	Includes the common stock of CECO Environmental Corp. (the “Company”) underlying the warrants held by Icarus Investment Corp. to purchase 250,000 shares of common stock of the Company.
(2)	Based on 26,327,885 shares of common stock of the Company outstanding on May 1, 2015, in reliance on the representation made by the Company in the Agreement and Plan of Merger, dated May 3, 2015, filed with the Securities and Exchange Commission on May 4, 2015 as Exhibit 2.1 to the Company’s Form 8-K.

CUSIP No. 125141 10-1

1	Name of reporting persons Icarus Investment Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,824,736(1)
	8	Shared voting power 0
	9	Sole dispositive power 2,824,736(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,824,736(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.7%(2)
14	Type of reporting person (see instructions) CO

(1)	Includes the common stock of the Company underlying the warrants held by Icarus Investment Corp. to purchase 250,000 shares of common stock of the Company.
(2)	Based on 26,327,885 shares of common stock of the Company outstanding on May 1, 2015, in reliance on the representation made by the Company in the Agreement and Plan of Merger, dated May 3, 2015, filed with the SEC on May 4, 2015 as Exhibit 2.1 to the Company’s Form 8-K.

Schedule 13D

This Amendment No. 16 to Schedule 13D is being filed by Jason DeZwirek and Icarus Investment Corp. (each, a “Reporting Person”) to amend and supplement the Schedule 13D originally filed by them, as amended from time to time, with respect to the shares of common stock, par value $0.01 of CECO Environmental Corp., a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following supplemental information:

On May 3, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PMFG, Inc., a Delaware corporation (“PMFG”), Top Gear Acquisition Inc. and Top Gear Acquisition II LLC. In connection with the execution of the Merger Agreement, and to induce PMFG to enter into the Merger Agreement, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with PMFG dated May 3, 2015, pursuant to which each Reporting Person has agreed to vote all shares of common stock of the Company beneficially owned by him or it in favor of the issuance by the Company of shares of common stock of the Company to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of the Company. Each Reporting Person has appointed PMFG and any designees of PMFG as his or its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote the shares or act by written consent with respect to the shares of common stock of the Company beneficially owned by him or it in favor of the issuance by the Company of shares of common stock of the Company to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of the Company

A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

Items 3 and 6 are incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 3 is hereby incorporated in this Item 5 by reference.

A. Jason DeZwirek

(a) Jason DeZwirek is deemed to beneficially own the 2,574,736 shares of common stock of the Company owned directly by Icarus Investment Corp. (“Icarus”) (the “Icarus Directly Owned Shares”), the 1,361,770 shares of the Company that he owns directly (the “JD Subject Shares”) and the common stock of the Company underlying the warrants held by Icarus to purchase 250,000 shares of common stock of the Company (the “Icarus Warrants,” together with the Icarus Directly Owned Shares, the “Icarus Subject Shares”), which in the aggregate represents 15.9% of the outstanding common stock of the Company. This percentage is based on 26,327,885 shares of common stock of the Company outstanding on May 1, 2015.

(b) As a result of the Voting Agreement, Jason DeZwirek may be deemed to have shared voting and dispositive powers with PMFG with respect to the JD Subject Shares. Jason DeZwirek has sole voting power and dispositive power with respect to the Icarus Subject Shares, provided, that as a result of the Voting Agreement, Jason DeZwirek may be deemed to have shared voting and dispositive powers with PMFG with respect to the Icarus Subject Shares.

(c) Jason DeZwirek has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Jason DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the JD Subject Shares and the Icarus Subject Shares.

(e) Not applicable.

B. Icarus

(a) Icarus is deemed to beneficially own all 2,574,736 shares of common stock of the Company owned directly by Icarus and the common stock of the Company underlying the warrants held by Icarus to purchase 250,000 shares of common stock of the Company, which in the aggregate represents 10.7% of the outstanding common stock of the Company. This percentage is based on 26,327,885 shares of common stock of the Company outstanding on May 1, 2015.

(b) As a result of the Voting Agreement, Icarus may be deemed to have shared voting and dispositive powers with PMFG with respect to the Icarus Subject Shares.

(c) Icarus has not engaged in any transactions in common stock of the Company in the last 60 days.

(d) Jason DeZwirek is the only person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Icarus Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 3 is hereby incorporated in this Item 6 by reference.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Reporting Person has agreed that until termination of the Voting Agreement, each Reporting Person shall not Transfer (as defined in the Voting Agreement) any shares of stock beneficially owned by such Reporting Person as set forth in the Voting Agreement. The Voting Agreement is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to the filed exhibit.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Voting Agreement, dated as of May 3, 2015, by and among PMFG, Jason DeZwirek and Icarus Investment Corp.

99.2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Jason DeZwirek
Dated: May 4, 2015	Name:	Jason DeZwirek

ICARUS INVESTMENT CORP.

	By:	/s/ Jason DeZwirek
	Name:	Jason DeZwirek